

September 23, 2014

<u>Via E-mail</u>
Hajime Abe
Chief Executive Officer
Toshoan Holdings, Inc.
1-1-36, Nishiawaji,
Higashiyodogawa-ku
Osaka, Japan 533-0031

> **Re: Toshoan Holdings, Inc.**
> **Amendment No. 6 to Registration Statement on Form S-1**
> **Filed September 9, 2014**
> **File No. 333-195060**

Dear Mr. Abe:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note your response to comment 1 in our letter dated September 4, 2014. Please confirm your understanding that Mr. Abe cannot engage in the activities set forth in Rule 3a4-1(a)(4)(iii)(A) and revise your disclosure to more clearly articulate the activities in which Mr. Abe cannot engage. In this regard, we note your disclosure in the fourth paragraph on page 21 which states that Mr. Abe may prepare written communications "provided, however, that the content of such communication is approved by a partner, officer or director of the issuer." However, it appears that Mr. Abe would not have the ability to gain approval for any communications prepared in reliance on Rule 3a4-1(a)(4)(iii)(A), as Mr. Abe is your sole officer and director. Please also revise your prospectus cover page, your risk factor on page 15, and your Use of Proceeds section on page 18 to state explicitly that such limitations on Mr. Abe's participation may severely limit your ability to sell shares as part of the direct offering.

2. Please note that the age of the financial statements does not satisfy the requirements of Rule 3-12(a) of Regulation S-X. Please update your financial statements and related disclosures, as necessary, to comply with this Rule through the effective date of your filing. Please also file an updated auditor's consent.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Jennifer López, Staff Attorney, at (202) 551-3792, Lisa Kohl, Staff Attorney, at (202) 551-3252, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director